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                           December 28, 2020

       Stephen Girsky
       Chief Executive Officer
       VectoIQ Acquisition Corp. II
       1354 Flagler Drive
       Mamaroneck, NY 10543

                                                        Re: VectoIQ Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251510

       Dear Mr. Girsky:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed December 18, 2020

       Index to Financial Statements, page F-1

   1. We note you have a fiscal year end of December 31 and you have previously provided audited financial
statements as of August 31, 2020 and for the period from August 10,
                                                        2020 (inception)
through August 31, 2020. Please tell us how you determined it would be appropriate to
update audited financial statements as of and through November 30,
                                                        2020.
 Stephen Girsky
VectoIQ Acquisition Corp. II
December 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Joel Parker at 202-551-3651 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Girsky
                                                           Division of
Corporation Finance
Comapany NameVectoIQ Acquisition Corp. II
                                                           Office of Real
Estate & Construction
December 28, 2020 Page 2
cc:       Jason T. Simon, Esq.
FirstName LastName